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08028823

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

SEC FILE NUMBER
8-66590

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM I.D. NO.

NAME OF BROKER-DEALER:

Overture Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 8th Floor
(No. and Street)

PROCESSED
MAR 20 2008
E
THOMSON FINANCIAL

New York, NY 10022-6102
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Coley II — 212-624-1878
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sax Macy Fromm & Co, PC
(Name - *if individual, state last, first, middle name*)

855 Valley Road (Address) — Clifton (City) — New Jersey (State) — 07013 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

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* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James C. Coley II, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Overture Securities LLC, as of February 26, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: NONE.

LORETTA J. HARGROVE
Notary Public, State of New York
No. 01HA5045457
Qualified in Kings County
Commission Expires June 19, 2011

[signature]
Signature

President
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15(c)3-1.
- ☒ (h) Computation for determination of reserve requirements pursuant to Rule 15(c)3-3.
- ☒ (i) Information relating to the possession or control requirements for broker dealers under rule 15(c)3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15(c)3-1 and the computation for determination of the reserve requirements under Exhibit A of Rule 15(c)3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Overture Securities, LLC

Report Pursuant to Rule 17a-5

Financial Statements

Year Ended December 31, 2007

Overture Securities, LLC

Report Pursuant to Rule 17a-5

Index to Financial Statements

Year Ended December 31, 2007

Trusted Advisors for Over 50 Years

SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors of
Overture Securities, LLC:

We have audited the accompanying statement of financial condition of **Overture Securities, LLC** as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Overture Securities, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule of minimum capital requirements and schedule for determination of the reserve requirements is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 19, 2008

Overture Securities, LLC

Statement of Financial Condition

December 31, 2007

Assets

Current Assets:		
Cash	$ 30,626	
Prepaid expenses and other current assets	2,928	
Total Current Assets		$ 33,554
Total Assets		$ 33,554

Liabilities and Member's Equity

Current Liabilities:	
Accounts payable and accrued expenses	$ 7,500
Member's Equity	26,054
Total Liabilities and Member's Equity	$ 33,554

Overture Securities, LLC

Statement of Income

Year Ended December 31, 2007

Revenue:		
Other income		$ 35,000
Expenses:		
Professional and consulting fees	$ 16,684	
Regulatory expense	772	
Total Expenses		17,456
Net Income		$ 17,544

The Accompanying Notes are an Integral Part of these Financial Statements.

Overture Securities, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2007

Member's Equity at Beginning of Year	$	18,510
Distributions to member		(10,000)
Net income		17,544
Member's Equity at End of Year	$	26,054

The Accompanying Notes are an Integral Part of these Financial Statements.

Overture Securities, LLC

Statement of Cash Flows

Year Ended December 31, 2007

Cash Flows From Operating Activities:		
Net income		$ 17,544
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) in assets:		
Prepaid expenses and other current assets	$ (2,428)	
(Decrease) in liablities:		
Accounts payable and accrued expenses	(116)	
Net adjustments to reconcile net income to net cash provided by operating activities		(2,544)
Net Cash Provided by Operating Activities		15,000
Cash Flows From Financing Activities:		
Distributions to member		(10,000)
Increase in Cash		5,000
Cash at Beginning of Year		25,626
Cash at End of Year		$ 30,626

The Accompanying Notes are an Integral Part of these Financial Statements.

Overture Securities, LLC

Notes to Financial Statements

Note 1 – Nature of Business:

Overture Securities, LLC ("the Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company had minimal activity during the year which was not broker-dealer activitiy.

In February 2008 the Company submitted a request to withdraw their registration as a broker-dealer with the SEC and to withdraw their membership in FINRA.

Note 2 – Summary of Significant Accounting Policies:

A. Revenue Recognition – Revenue is recognized on an accrual basis at the time services are performed.

B. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amount of revenue and expenses during the period. Actual results could differ from these estimates.

C. Income Taxes – The Company is a single member LLC. Taxable income or loss of the Company flows through to the individual member of the Company who is responsible for reporting taxes thereon. Accordingly, the Company records no provision for federal or state income taxes. The Company is subject to a New York City unincorporated business tax.

Note 3 – Related Party Transactions:

At December 31, 2007, the Company has prepaid certain professional fees to Overture Asset Managers, LLC in the amount of $1,626.

Note 4 – Other Income:

In July 2007 the National Association of Securities Dealers, Inc. (NASD) and New York Stock Exchange (NYSE) merged to form the Financial Industry Regulatory Authority (FINRA). All NASD member firms received a $35,000 payment as a result of the merger.

Note 5 – Net Capital Requirements:

Pursuant to the net capital provision of Rule 15(c) 3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital as of December 31, 2007 was $23,126, which exceeded its requirement by $18,126.

Supplementary Information

Overture Securities, LLC

Schedule of Minimum Capital Requirements

December 31, 2007

Total Ownership Equity		$ 26,054
Deductions:		
Non Allowable Assets:		
Prepaid expenses	$ 166	
Security deposit	1,136	
Due from parent company	1,626	
Net Non-Allowable Assets		2,928
Adjusted Net Capital		23,126
Net Minimum Capital Requirement (SEC Rule 15c3-1 (a)(2)(vi))		5,000
Excess Net Capital		$ 18,126
Aggregate Indebteness		$ 7,500
Ratio of Aggregate Indebteness to Net Capital ($7,500/$23,126)		32%

Note: There are no material differences between the above computation and the Company's corresponding unaudited Focus filing as of December 31, 2007.

Overture Securities, LLC

Schedule for Determination of the Reserve Requirements
Under Exhibit A of Rule 15(c) 3-3 of the Securities and Exchange Commission
December 31, 2007

Computation for Determination of Reserve Requirements:

The Company operates under the exemptive provisions of Paragraph (k)(2)(i) of SEC Rule 15(c)3-3.

Information Relating to Possession or Control Requirements:

The Company has complied with the exemptive requirements of SEC 15(c)3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2007.

Trusted Advisors for Over 50 Years

SAX MACY FROMM & CO., PC

CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report on Internal Control over Financial Reporting

To the Board of Directors of
Overture Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of **Overture Securities, LLC** (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15(c)3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practical in an organization the size of Overture Securities, LLC to achieve all of the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sax Macy Fromm & Co., PC

Sax Macy Fromm & Co., PC
Certified Public Accountants

Clifton, New Jersey
February 19, 2008

END